Exhibit 99.1

News Release

BROOKFIELD OFFICE PROPERTIES ANNOUNCES RESULTS OF ELECTIONS BY SHAREHOLDERS IN ARRANGEMENT WITH BROOKFIELD PROPERTY PARTNERS

US$ unless otherwise specified.

June 2, 2014 — Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“Brookfield Office Properties” or “BPO”) today announced the results of the elections by BPO’s shareholders of the consideration available under the previously announced plan of arrangement (the “Arrangement”) pursuant to which BPY, and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. (together, the “Purchasers”), will acquire all of the remaining common shares of Brookfield Office Properties.

As of the election deadline for the Arrangement at 5:00 p.m. (Eastern daylight time) on May 30, 2014, of the remaining 38,183,084 BPO common shares, 29,547,297 were tendered for cash and 8,635,787 were tendered (or deemed tendered) for limited partnership units. As BPO shareholders have elected to receive more cash than is available under the Arrangement, upon completion of the Arrangement, BPO shareholders will receive 42.65% of the aggregate cash they elected to receive, and will receive the balance of their consideration in BPY limited partnership units, or exchangeable limited partnership units if elected, valuing each limited partnership unit at $20.34. Shareholders electing to receive BPY limited partnership units, or exchangeable limited partnership units, will receive one limited partnership unit for each BPO common share tendered (or deemed tendered). After adjusting for pro-ration, 12,601,361 of the remaining common shares will be exchanged for cash and 25,581,723 common shares will be exchanged for limited partnership units.

Completion of the Arrangement remains conditional on approval by BPO shareholders, including approval of minority shareholders, and the Ontario Superior Court of Justice (Commercial List). The Purchasers previously acquired the majority of the minority BPO shares and can vote those shares in the Arrangement. The BPO shareholder meeting has been set for June 3, 2014 and a court hearing has been set for June 6, 2014. Assuming shareholder and court approvals are obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on June 9, 2014. Shareholders should receive their consideration in mid-June.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of BPY and BPO; BPY may not realize the anticipated synergies and other benefits following the Arrangement; the Arrangement may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Office Properties owns, develops and manages office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totalling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield Office Properties the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For information, please visit www.brookfieldofficeproperties.com.

Contact:

Matthew Cherry

Brookfield Office Properties

Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com